Exhibit 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

AS OF AND FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2015

The following discussion of the financial condition and results of operations of Oi S.A., or Oi, should be read in conjunction with (1) Oi’s unaudited consolidated interim financial statements as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014, furnished to the United States Securities and Exchange Commission, or the SEC, as part of the current report on Form 6-K to which this Management’s Discussion and Analysis section is attached as an exhibit, which we refer to as the interim financial information, and (2) the information presented under the sections entitled “Presentation of Financial and Other Information,” “Item 3. Key Information—Selected Financial Information,” “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Oi’s audited consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 included in Oi’s annual report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on May 6, 2015, which we refer to as the Oi Annual Report.

The following discussion contains forward-looking statements that involve risks and uncertainties. Oi’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement With Respect To Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” in the Oi Annual Report.

Overview

We are one of the principal integrated telecommunications service providers in Brazil with approximately 73.6 million revenue generating units, or RGUs, as of March 31, 2015. We operate throughout Brazil and offer a range of integrated telecommunications services that include fixed-line and mobile telecommunication services, network usage (interconnection), data transmission services (including broadband access services), Pay-TV (including as part of double-play, triple-play and quadruple-play packages), internet services and other telecommunications services for residential customers, small, medium and large companies and governmental agencies. We own approximately 347,000 kilometers of installed fiber optic cable, distributed throughout Brazil. Our mobile network covers areas in which approximately 93.0% of the Brazilian population lives and works. According to ANATEL, as of March 31, 2015, we had a 17.8% market share of the Brazilian mobile telecommunications market and a 35.8% market share of the Brazilian fixed-line market. As part of our convergence strategy, we offer more than one million Wi-Fi hotspots in public places, such as airports and shopping malls. We recorded net operating revenue of R$7,040 million and a net loss of R$447 million during the three-month period ended March 31, 2015 and net operating revenue of R$28,247 million and a net loss of R$4,406 million during 2014.

On June 2, 2015, we sold all of the share capital of PT Portugal, SGPS, S.A., or PT Portugal, to Altice Portugal S.A., or Altice Portugal, for a purchase price equal to the enterprise value of PT Portugal of €6,900 million, subject to adjustments based on the financial debt, cash and working capital of PT Portugal on the closing date, plus an additional earn-out amount of €500 million in the event that the consolidated revenues of PT Portugal and its subsidiaries (as of the closing date) for any single year between the year ending December 31, 2015 and the year ending December 31, 2019 is equal to or exceeds €2,750 million. We refer to this transaction as the PT Portugal Disposition.

In connection with the closing, Altice Portugal disbursed €5,789 million, of which €869 million will be utilized by PT Portugal to prepay outstanding indebtedness in that amount, and €4,920 million was paid to our company in cash. We expect to use the net cash proceeds of the PT Portugal Disposition for the repayment of indebtedness of our company or to carry out corporate transactions that aim to consolidate the telecommunications sector in Brazil, including the acquisition of interests in other mobile operators.

In anticipation of the PT Portugal Disposition, PT Portugal transferred Portugal Telecom International Finance B.V., or PTIF, its wholly-owned finance subsidiary, to Oi. As a result of this transfer, the indebtedness of PTIF, which had previously been classified as liabilities associated with assets held for sale in our consolidated financial statements, was reclassified as indebtedness of our company. As of March 31, 2015, the indebtedness of PTIF to third parties was €4,535 million (R$15,628 million). In addition, in connection with the PT Disposition, PTIF assumed all obligations under PT Portugal’s outstanding 6.25% Notes due 2016, of which €400 million (R$1,378 million) principal amount was outstanding on March 31, 2015.

In addition, PT Portugal transferred to Oi all of the outstanding share capital of PT Participações, SGPS, S.A., or PT Participações, which holds our direct and indirect interests in Africatel Holding B.V., or Africatel, and TPT—Telecomunicações Públicas de Timor, S.A., or TPT, which provides telecommunications, multimedia and IT services in Timor Leste.

Our results of operations for the three-month periods ended March 31, 2015 and 2014 and our financial condition as of March 31, 2015 have been influenced, and our future results of operations and financial condition will continue to be influenced, by a variety of factors, including:

•	the effects of our discontinued operations, consisting of our interest in PT Portugal, which we sold on June 2, 2015;

•	the rate of growth of Brazilian GDP, which contracted by an estimated 0.2% during the three-month period ended March 31, 2015 and which we believe affects demand for our services and, consequently, our net operating revenue;

•	the number of our fixed lines in service, which declined to 15.5 million as of March 31, 2015 (excluding fixed-line customers of our discontinued operations) from 16.6 million as of March 31, 2014, and the percentage of our fixed-line customers that subscribe to our alternative plans, which increased to 84.5% as of March 31, 2015 from 80.5% as of March 31, 2014;

•	the number of our mobile customers, which declined to 50.4 million as of March 31, 2015 (excluding mobile customers of our discontinued operations) from 50.6 million as of March 31, 2014;

•	the number of our fixed-line customers that subscribe to our broadband services, which declined to 5.8 million as of March 31, 2015 (excluding fixed-line customers of our discontinued operations) from 5.9 million as of March 31, 2014;

•	the number of our Pay-TV customers, which increased to 1.2 million as of March 31, 2015 (excluding customers of our discontinued operations) from 0.8 million as of March 31, 2014;

•	the increased competition in the Brazilian market for telecommunications services, which affects the amount of the discounts that we offer on our service rates and the quantity of services that we offer at promotional rates;

•	inflation rates in Brazil, which were 4.19% during the three-month period ended March 31, 2015 and 2.20% during the corresponding period of 2014, in each case, as measured by the IST, and the resulting adjustments to our regulated rates in Brazil, as well as the effects of inflation on our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation;

•	our compliance with our quality of service obligations under the General Plan on Quality Goals and our network expansion and modernization obligations under the General Plan on Universal Service Goals and our concession agreements, the amount of the fines assessed against us by ANATEL for alleged failures to meet these obligations and our success in challenging fines that we believe are assessed in error;

•	changes in the real/U.S. dollar exchange rate, including the 20.8% depreciation of the real against the U.S. dollar during three-month period ended March 31, 2015 and the 3.4% appreciation of the real against the U.S. dollar during the corresponding period of 2014, which has affected our financial expenses as a result of exchange variations on our indebtedness denominated in U.S. dollars, and the cost in reais of a significant portion of the network equipment that we purchase for our capital expenditure projects, the prices of which are denominated in U.S. dollars or are U.S. dollar-linked; and

•	the level of our outstanding indebtedness, fluctuations in LIBOR and benchmark interest rates in Brazil, principally the CDI rate and the TJLP rate, and fluctuations of the Brazilian Consumer Price Index – CPI, which affects our interest expenses on our floating rate debt.

Our financial condition and liquidity has been and will continue to be influenced by a variety of factors, including:

•	the sale of PT Portugal and receipt of the net cash proceeds of that sale;

•	our ability to generate cash flows from our operations;

•	prevailing Brazilian and international interest rates, which affect our debt service requirements;

•	our ability to borrow funds from Brazilian and international financial institutions and to sell our debt securities in the Brazilian and international securities markets;

•	the existing terms of our outstanding indebtedness, which could limit our ability to raise additional funds or require us to take certain actions to manage such indebtedness;

•	the success of our program to monetize non-core assets, including our ability to dispose of Africatel;

•	our capital expenditure requirements, primarily relating to a variety of projects designed to expand and upgrade our data transmission networks, our mobile services networks, our voice transmission networks, our information technology equipment and our telecommunications services infrastructure; and

•	the requirement under the Brazilian Corporation Law and our by-laws that we pay dividends on an annual basis in an amount equal to at least 25% of our adjusted net income, unless our board of directors deems it inconsistent with our financial position.

Presentation of Financial Statements

We have prepared our unaudited consolidated interim financial statements as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014 in accordance with Brazilian GAAP.

Business Segments and Presentation of Segment Financial Data

As a result of our acquisition of PT Portugal, we consolidated the results of PT Portugal and its subsidiaries into our financial statements as from May 5, 2014. Following our acquisition of PT Portugal, we implemented a new organizational structure composed of two business units, Telecommunications in Brazil and Telecommunications in Portugal, and reported our results according to these two corresponding segments to reflect this organizational structure. Following our decision to sell PT Portugal, we reclassified the operations conducted by our Telecommunications in Portugal segment as discontinued operations and, as a result, report only one segment – our Telecommunications in Brazil segment – as of and for the three-month ended March 31, 2015. Within our Telecommunications in Brazil segment, our management assesses revenue generation based on customer segmentation into the following categories:

•	Residential Services, focused on the sale of fixed telephony services, including voice services, data communication services (broadband), and Pay-TV;

•	Personal Mobility, focused on the sale of mobile telephony services to post-paid and pre-paid customers that include voice services and data communication services; and

•	SMEs/Corporate, which includes corporate solutions offered to our small, medium-sized, and large corporate customers, including voice services and corporate data solutions.

Recent Developments

Disposition of PT Portugal

On June 2, 2015, we sold all of the share capital of PT Portugal to Altice Portugal for a purchase price equal to the enterprise value of PT Portugal of €6,900 million, subject to adjustments based on the financial debt, cash and working capital of PT Portugal on the closing date, plus an additional earn-out amount of €500 million in the event that the consolidated revenues of PT Portugal and its subsidiaries (as of the closing date) for any single year between the year ending December 31, 2015 and the year ending December 31, 2019 is equal to or exceeds €2,750 million.

In connection with the closing, Altice Portugal disbursed €5,789 million, of which €869 million will be utilized by PT Portugal to prepay outstanding indebtedness in that amount, and €4,920 million was paid to our company in cash. We expect to use the net cash proceeds of the PT Portugal Disposition for the repayment of indebtedness of our company or to carry out corporate transactions that aim to consolidate the telecommunications sector in Brazil, including the acquisition of interests in other mobile operators.

In anticipation of the PT Portugal Disposition, PT Portugal transferred PTIF to Oi. As a result of this transfer, the indebtedness of PTIF, which had previously been classified as liabilities associated with assets held for sale in our consolidated financial statements, was reclassified as indebtedness of our company. As of March 31, 2015, the indebtedness of PTIF to third parties was €4,535 million (R$15,628 million). In addition, in connection with the PT Disposition, PTIF assumed all obligations under PT Portugal’s outstanding 6.25% Notes due 2016 of which €400 million (R$1,378 million) principal amount was outstanding on March 31, 2015.

In addition, PT Portugal transferred Oi all of the outstanding share capital of PT Participações, which holds our direct and indirect interests in Africatel and TPT. On September 16, 2014, our board of directors authorized our management to take the necessary measures to market our shares in Africatel. As a result, as of December 31, 2014 and March 31, 2015, we recorded the assets and liabilities of Africatel as held-for sale, although we do not record Africatel as discontinued operations in our income statement due to the immateriality of the effects of Africatel on our results of operations.

Financial Transactions

In April and May 2015, we received disbursements in the aggregate principal amount of US$400 million and US$300 million, respectively, under a revolving credit facility that we entered into with a syndicate of international institutions in November 2011. Interest on these loans is payable semi-annually in arrears at a floating rate based on LIBOR plus 1.55% per annum. Principal of these loans is payable on maturity in October 2016. For a summary of the terms of this revolving credit facility, see “Item 5. Operating and Financial Review and Prospects— Projected Sources and Uses of Cash” in the Oi Annual Report.

Results of Operations for the Three-Month Period Ended March 31, 2015 Compared with the Three-month Period Ended March 31, 2014

The following discussion of our results of operations is based on our unaudited consolidated interim financial statements prepared in accordance with Brazilian GAAP. The following table sets forth unaudited consolidated interim financial information for the three-month periods ended March 31, 2015 and 2014, in reais.

	Three-month Period Ended March 31,
	2015		2014		% Change
	(in millions of reais, except percentages)
Net operating revenue	R$	7,040	R$	6,877	2.4
Cost of sales and services		(3,795)		(3,761)	0.9

Gross profit		3,245		3,116	4.2
Operating income (expenses)
Equity in earnings of joint ventures		—		(3)	n.m.
Selling expenses		(1,148)		(1,356)	(15.4)
General and administrative expenses		(949)		(896)	6.0
Other operating income (expenses), net		(355)		948	(137.4)

Operating income before financial income (expenses) and taxes		793		1,809	(56.2)
Financial income		307		279	10.0
Financial expenses		(1,576)		(1,473)	7.0

Financial expenses, net		(1,269)		(1,194)	6.3

Income (loss) of before taxes		(476)		615	(177.4)
Income tax and social contribution		62		(388)	116.0

Net income (loss) from continuing operations		(414)		228	(282.0)
Net loss from discontinued operations		(32)		—	n.m.

Net income (loss)	R$	(447)	R$	228	(296.3)

n.m.: not meaningful.

Net Operating Revenue

The following table sets forth the components of our net operating revenue, as well as the percentage change from the prior year, for the three-month periods ended March 31, 2015 and 2014.

	Three-month Period Ended March 31,
	2015		2014		% Change
	(in millions of reais, except percentages)
Residential	R$	2,491	R$	2,552	(2.4)
Personal mobility		2,259		2,166	4.3
SME/Corporate		2,021		2,091	(3.4)
Other services		70		66	5.6

Net operating revenue from telecommunications in Brazil		6,841		6,877	(0.5)
Other businesses		199		—	n.m.

Net operating revenue	R$	7,040	R$	6,877	2.4

n.m.: not meaningful.

Net operating revenue increased by 2.4% during the three-month period ended March 31, 2015 compared to the corresponding period of 2014, principally due to (1) our consolidation of the results of Africatel as from May 5, 2014, which generated net operating revenue of R$199 million, and (2) a 4.3% increase in net operating revenue from personal mobility services. These effects were partially offset by a (1) 3.4% decline in net operating revenue from SME/Corporate services, and (2) a 2.4% decline in net operating revenue from residential services.

Net Operating Revenue from Residential Customer Services

Net operating revenue from residential customer services represented 35.4% of our net operating revenue for the three-month period ended March 31, 2015, as compared to 37.1% of our net operating revenue for the corresponding period of 2014. Residential customer services include fixed telephony services, including voice services, data communication services (broadband), and Pay-TV. Net operating revenue from residential services declined by 2.4%, primarily due to (1) the 2.0% decline in the number of fixed-line customers; and (2) the decline in fixed-mobile tariffs. These effects were partially offset by the 5.4% increase in the average monthly net residential revenue per user (calculated based on the total revenue for the year, divided by the monthly average customer base for the year, divided by 12) to R$77.6 during the three-month period ended March 31, 2015 from R$73.6 during the corresponding period of 2014, primarily due to the increase in broadband and Pay-TV revenues.

Net Operating Revenue from Residential Fixed-Line Services. Net operating revenue from residential fixed-line services declined by 9.6%, primarily due to a 9.4% decline in net operating revenue from local fixed-line services, principally as a result of a 7.4% decline in the average number of residential fixed lines in service to 10.7 million during the three-month period ended March 31, 2015 from 11.6 million during the corresponding period of 2014, as a result of the general trend in the Brazilian telecommunications industry to substitute mobile services in place of local fixed-line services.

Net Operating Revenue from Broadband Services. Net operating revenue from residential broadband services increased by 5.1%, primarily as a result of a 6.4% increase in the average net operating revenue per subscriber as the average speed for our residential broadband subscriptions increased by 18.6% to 4.6 Mbps. The effects of the increase in net operating revenue per subscriber were partially offset by a 1.2% decline in the average number of our residential ADSL subscribers to 5.2 million during the three-month period ended March 31, 2015 from 5.3 million during the corresponding period of 2014. As of March 31, 2015, our ADSL customer base represented 48.7% of our residential customer base as compared to 45.7% as of March 31, 2014.

Net Operating Revenue from Pay-TV Services. Net operating revenue from residential Pay-TV services increased by 45.0%, primarily as a result of the 48.8% increase in the number of our residential Pay-TV subscribers to 1.2 million during the three-month period ended March 31, 2015 from 0.8 million during the corresponding period of 2014, the effects of which were partially offset by the 2.5% decrease in net operating revenue per subscriber. As of March 31, 2015, our Pay-TV customer base represented 11.5% of our residential customer base as compared to 7.2% as of March 31, 2014.

Net Operating Revenue from Personal Mobility Services

Net operating revenue from personal mobility services represented 32.1% of our net operating revenue for the three-month period ended March 31, 2015, as compared to 31.5% of our net operating revenue for the corresponding period of 2014. Personal mobility services include sales of mobile telephony services to post-paid and pre-paid customers that include voice services and data communication services. Net operating revenue from personal mobility services increased by 4.3%, primarily as a result of an increase in pre-paid recharge revenues, mobile data revenue and sales of handsets. This effect was partially offset by the reduction in VU-M interconnection tariffs.

Net Operating Revenue from Mobile Telephony Services. Net operating revenue from mobile telephony services increased by 8.8%, primarily as a result of (1) a 56.1 % increase in mobile data revenue, which represented 38.1% of our net operating revenue from mobile telephony services during the three-month period ended March 31, 2015 compared to 26.6% during the corresponding period of 2014, primarily due to the increase in pre-paid recharge as a result of our launches of new promotions that include packages of data services, credits for use for our text messaging services and bonus minutes, and (2) a 7.9% increase in post-paid subscription revenue, primarily due to a 5.8% increase in the number of our post-paid mobile customers to 7.1 million during the three-month period ended March 31, 2015 from approximately 6.7 million during the corresponding period of 2014, primarily as a result of the success of commercial and operational initiatives focused on increasing sales of our premium services, such as data services and value added services, that are available to subscribers of our plans. These effects were partially offset by (1) an 8.3% decline in post-paid and pre-paid voice mobile revenues, primarily due to the 11% decline in long-distance tariffs, (2) a 1.4% decline in the number of our pre-paid mobile customers to 40.8 million as of March 31, 2015, primarily due to the stricter base cleanup policy we introduced at the end of 2014, and (3) a 4.3% decline in the average monthly net mobile revenue per user to R$17.7 during the three-month period ended March 31, 2015 from R$18.5 during the corresponding period of 2014.

Net Operating Revenue from Interconnection to Our Mobile Network. Mobile interconnection revenue declined by 34.8% during the three-month period ended March 31, 2015, primarily as a result of the reductions in VU-M interconnection tariffs in February 2014 and February 2015, and the reduction in off-net traffic.

Net Operating Revenue from Sales of Handsets and Accessories. Net operating revenue from sales of handsets and accessories increased by 75.3% as a result of our strategy of selling premium mobile devices, such as smart phones, as part of our strategic initiative to expand handset sales volume through large retailers in order to leverage prepaid chip activation and increase the penetration of smartphones in our customer base.

Net Operating Revenue from SME/Corporate Services

Net operating revenue from SME/corporate services represented 28.7% of our net operating revenue for the three-month period ended March 31, 2015, as compared to 30.4% of our net operating revenue for the corresponding period of 2014. SMEs/Corporate services include corporate solutions offered to our small, medium-sized, and large corporate customers, including voice services and corporate data solutions. Net operating revenue from SME/corporate services declined by 3.4%, primarily as a result of (1) the decrease in fixed-mobile and mobile interconnection tariffs, and (2) a 3.7% decline in the number of SME/corporate customers to 7.8 million during the three-month period ended March 31, 2015 from approximately 8.1 million during the corresponding period of 2014. These effects were partially offset by the increase in revenues from IT and data corporate services.

Net Operating Revenue from Corporate Services. Net operating revenue from corporate services declined by 0.1%, primarily as a result of the decline of voice traffic as usage migrates to data traffic, the effects of which were partially offset by the growth of IT and data communications revenue as we entered into new customer agreements and realized higher traffic from existing customers.

Net Operating Revenue from SME Services. Net operating revenue from SME services declined by 9.7%, primarily as a result of (1) the decline in the number of SME customers, and (2) the decline of voice traffic as usage migrates to data traffic, the decrease in fixed-mobile and mobile interconnection tariffs and the general slowdown of the Brazilian economy.

Gross Profit

As a result of the 2.4% increase in net operating revenue during the three-month period ended March 31, 2015, compared to the increase in cost of sales and services of only 0.9% during the same period, our consolidated gross profit increased by 4.2% to R$3,245 million during the three-month period ended March 31, 2015 from R$3,116 million during the corresponding period of 2014. As a percentage of net operating revenue, gross profit increased to 46.1% during the three-month period ended March 31, 2015 from 45.3% during the corresponding period of 2014.

Operating Expenses

Under the Brazilian Corporation Law, we are required to segregate cost of sales and services from operating expenses in the preparation of our income statement. However, in evaluating and managing our business, we prepare reports in which we review the elements included in cost of sales and services and operating expenses classified by nature, as presented in note 5 of our unaudited consolidated interim financial statements. We believe that this classification improves our ability to understand results and trends in our business and that financial analysts and other investors who review our performance rely on this classification in performing their own analysis. Therefore, we have presented the discussion below of our operating expenses, which includes cost of sales and services, based on the classification of operating expenses presented in note 5 of our unaudited consolidated interim financial statements.

The following table sets forth the components of our operating expenses, which includes cost of sales and services, as well as the percentage change from the prior year, for the three-month periods ended March 31, 2015 and 2014.

	Three-month Period Ended March 31,
	2015		2014		% Change
	(in millions of reais, except percentages)
Third-party services	R$	1,553	R$	1,492	4.1
Depreciation and amortization		1,218		1,144	6.5
Rental and insurance		886		777	14.1
Personnel		617		660	(6.6)
Interconnection		506		756	(33.1)
Network maintenance services		460		475	(3.2)
Taxes and other income (expenses)		427		442	(3.2)
Provisions (reversals)		223		146	52.6
Costs of handsets and accessories		149		102	45.5
Advertising and publicity		39		118	(66.9)
Allowance for doubtful accounts		169		203	(16.7)
Other operating income (expenses), net		—		(1,247)	n.m.

Total cost of sales and services	R$	6,247	R$	5,068	23.3

n.m.: not meaningful.

Operating expenses increased by 23.3% during the three-month period ended March 31, 2015 compared to the corresponding period of 2014, principally due to our incurrence of other operating expenses, net of R$1,247 million during the three-month period ended March 31, 2015 compared to the absence of other operating income (expenses), net during the corresponding period of 2015. The effects of this factor were partially offset by a 33.1%, or R$250 million, decline in interconnection costs.

Third-Party Services

Third-party service costs increased by 4.1%, primarily as a result of higher Pay-TV content expenses as a result of the growth in our Pay-TV subscriber base, higher value added services expenses as a result in the increase in our mobile data traffic, and increased electricity costs. These effects were partially offset by the renegotiation of certain contracts and the lower volume of commissions.

Depreciation and Amortization

Depreciation and amortization costs increased by 6.5%, primarily as a result of the growth of our data transmission equipment, mobile 3G and 4G network, installation services and devices, which has increased the amount of our costs of depreciable property, plant and equipment.

Rental and Insurance

Rental and insurance costs increased by 14.1%, primarily as a result of (1) an increase in network infrastructure leasing costs, as a result of our sale of Caryopoceae SP Participações S.A., or Caryopoceae, in March 2014 and Tupã Torres S.A. in December 2014, (2) the depreciation of the real against the U.S. dollar, which increased our expenses under some operational leases, particularly those related to GlobeNet and the SES-6 satellite, and (3) annual contractual adjustments under some of our rental agreements.

Personnel

Personnel expenses (including employee benefits and social charges and employee and management profit sharing) declined by 6.6%, primarily as a result of our adoption of several human resources optimization measures to increase productivity and efficiency, including the reduction of the size of our management team, greater control of overtime and on-call hours (with a more efficient distribution of working hours), and a more restrictive hiring policy.

Interconnection

Interconnection costs declined by 33.1%, primarily as a result of the 25% reduction in VU-M interconnection tariffs in February 2014, the 33% reduction in VU-M interconnection tariffs in February 2015, and the decline in off-net mobile voice and SMS traffic.

Network Maintenance Services

Network maintenance services costs declined by 3.2%, primarily as a result of actions taken to support our commitment to enhance efficiency and productivity and procedures that we adopted to reduce costs.

Taxes and Other Income (Expenses)

Taxes and other expenses declined by 3.2%, primarily as a result of a decrease in ICMS, PIS and COFINS taxes, due to a decrease in other revenues.

Provisions (Reversals)

Provisions increased by 52.6%, primarily as a result of a 33% increase in the number of customer claims in the Special Civil Court in the three-month period ended March 31, 2015 and a 9% increase the average value assigned to the claims.

Costs of Handsets and Accessories

Costs of handsets and accessories increased by 45.5%, primarily as a result of the increase in sale of smartphones as part of our strategic initiative to expand handset sales volume through large retailers in order to leverage prepaid chip activation and increase the penetration of smartphones in our customer base.

Advertising and Publicity

Advertising and publicity expenses declined by 66.9%, primarily as a result of (1) the reversion to normal levels of expenditure as compared to the higher levels undertaken in 2014 as part of our sponsorship of the 2014 FIFA World Cup and related marketing campaigns, and (2) our adoption of a more conservative approach to advertising campaigns in line with our focus on cost reduction discipline.

Allowance for Doubtful Accounts

Allowance for doubtful accounts declined by 16.7%, primarily as a result of the improvement of our credit policy as part of measures we adopted to lower our churn rate and improve the quality of our customer base. During the three-month period ended March 31, 2015, allowance for doubtful accounts represented 2.4% of our net operating revenue compared to 3.0% during the corresponding period of 2014.

Other Operating Income (Expenses), Net

We did not record other operating income (expenses), net during the three-month period ended March 31, 2015.

The principal component of other operating income, net during the three-month period ended March 31, 2014 was a R$1.3 billion gain, net of transaction expenses, relating to the sale of Caryopoceae, which owned an aggregate of 2,007 mobile communications towers used in our mobile services business.

Operating Income before Financial Income (Expenses) and Taxes

As a result of the foregoing, our consolidated operating income before financial income (expenses) and taxes declined by 56.2% to R$793 million during the three-month period ended March 31, 2015 from R$1,809 million during the corresponding period of 2014. As a percentage of net operating revenue, operating income before financial income (expenses) and taxes declined to 11.3% during the three-month period ended March 31, 2015 from 26.3% during the corresponding period of 2014.

Financial Expenses, Net

Financial Income

Financial income increased by 10.0% to R$307 million during the three-month period ended March 31, 2015 from R$279 million during the corresponding period of 2014, primarily due to:

•	an increase in exchange rate gains on foreign investments to R$45 million during the three-month period ended March 31, 2015 from a loss of R$6 million during the corresponding period of 2014, primarily as a result of the 20.8% depreciation of the real against the U.S. dollar during the three-month period ended March 31, 2015 compared to the 3.4% appreciation of the real against the U.S. dollar during the corresponding period of 2014; and

•	an increase in other financial income to R$31 million during the three-month period ended March 31, 2015 from R$14 million during the corresponding period of 2014.

The effects of these factors was partially offset by (1) a 39.8% decline in income from investments to R$45 million during the three-month period ended March 31, 2015 from R$74 million during the corresponding period of 2014 despite higher interest rates in Brazil, primarily as a result of a decline in the average amount of our cash investments, and (2) a 6.0% decline in interest and inflation adjustments on other assets to R$184 million during the three-month period ended March 31, 2015 from R$196 million during the corresponding period of 2014, primarily as a result of a decline in interest on judicial deposits.

Financial Expenses

Financial expenses increased by 7.0% to R$1,576 million during the three-month period ended March 31, 2015 from R$1,473 million during the corresponding period of 2014, primarily due to:

•	a 31.8% increase in interest on third-party borrowings to R$612 million during the three-month period ended March 31, 2015 from R$464 million during the corresponding period of 2014, primarily as a result of an increase in benchmark interest rates in Brazil, principally the CDI rate and the TJLP rate, as well as the Brazilian Consumer Price Index – CPI; and

•	a 111.7% increase in withholding income tax on financial transactions and charges to R$98 million during the three-month period ended March 31, 2015 from R$46 million during the corresponding period of 2014, primarily as a result of an increase in Imposto sobre Operações Financeiras taxes and banking services expenses.

The effects of these factors were partially offset by:

•	a 46.7% decline in inflation adjustments of provisions to R$53 million during the three-month period ended March 31, 2015 from R$99 million during the corresponding period of 2014, primarily as a result of lower monetary adjustments on fiscal contingencies; and

•

an 18.5% decline in inflation adjustments and exchange differences on third-party borrowings, net of gains (losses) on derivative transactions to R$193 million (representing inflation adjustments and exchange losses on third-party borrowings of R$2,757 million, net of gains on derivative transactions of R$2,563 million) during the three-month period ended March 31, 2015 from R$237 million (representing inflation adjustments and exchange gains on third-party borrowings of R$493 million, net of losses on derivative transactions of R$730 million) during the corresponding period of 2014, primarily as a result of a decline in the average amount of our foreign currency denominated debt.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% in each of the three-month periods ended March 31, 2015 and 2014. Income tax and social contribution expense was a benefit of R$62 million during the three-month period ended March 31, 2015, compared to an expense of R$388 million in the corresponding period of 2014. The effective rate applicable to our loss on continuing operations before taxes was 10.6% during the three-month period ended March 31, 2015, compared to the effective rate applicable to our profit from continuing operations before taxes of 61.4% during the corresponding period of 2014. The table below sets forth a reconciliation of the composite corporate statutory income tax and social contribution rate to our effective tax rate for each of the periods presented.

	Three-month Period Ended March 31,
	2015	2014
Composite corporate statutory income tax and social contribution rate	34.0%	34.0%
Tax effects of equity method	0.0	0.1
Tax effects of permanent exclusions (additions)	(20.0)	25.0
Tax incentives (SUDENE)	1.8	(3.0)
Utilization of tax loss carryforwards	—	0.0
Tax effects of unrecognized deferred tax assets	(6.1)	5.3
Tax effects of differentiated tax rates	0.9	—

Effective rate	10.6%	61.4%

Our effective tax rate was 10.6% during the three-month period ended March 31, 2015, primarily as a result of (1) the tax effect of permanent additions related to prescribed dividends, nondeductible fines, tax incentives and sponsorships, which reduced the effective tax rate applicable to our loss on continuing operations before taxes by 20.0%, and (2) the tax effect of unrecognized deferred tax assets generated by legal entities that are not eligible to recognize tax credits on tax loss carryforwards, which reduced the effective tax rate applicable to our loss on continuing operations before taxes by 6.1%.

Our effective tax rate was 61.4% during the corresponding period of 2014, primarily as a result of (1) the tax effect of permanent additions, primarily as a results of the net effects of permanent additions related to prescribed dividends, nondeductible fines, tax incentives and sponsorships, which increased our effective tax rate by 25.0%, and (2) the tax effect of unrecognized deferred tax assets generated by legal entities that are not eligible to recognize tax credits on tax loss carryforwards, which increased our effective tax rate by 5.3%.

Net Income (Loss) from Continuing Operations

Our net loss from continuing operations was R$414 million during the three-month period ended March 31, 2015, compared to net income from continuing operations of R$228 million during the corresponding period of 2014. As a percentage of net operating revenue, net loss from continuing operations represented 5.9% during the three-month period ended March 31, 2015, compared to net income of 3.3% during the corresponding period of 2014 (in which we did not record any discontinued operations).

Loss from Discontinued Operations

As a result of our decision to sell PT Portugal, we recorded the results of operations of PT Portugal as discontinued operations during the three-months ended March 31, 2015. Loss from discontinued operations for this period was R$32 million. Although our board of directors has authorized our management to take the necessary measures to market our shares in Africatel and we record the assets and liabilities of Africatel as held-for sale, we do not record Africatel as discontinued operations in our income statement due to the immateriality of the effects of Africatel on our results of operations.

Net Income (Loss)

As a result of the foregoing, we recorded a consolidated net loss of R$447 million during the three-month period ended March 31, 2015 compared to consolidated net income of income R$228 million during the corresponding period of 2014. As a percentage of net operating revenue, our net loss was 6.3% during the three-month period ended March 31, 2015 compared to net income of 3.3% during the corresponding period of 2014.

Liquidity and Capital Resources

Our principal cash requirements consist of the following:

•	working capital requirements;

•	servicing of our indebtedness;

•	capital expenditures related to investments in operations, expansion of our networks and enhancements of the technical capabilities and capacity of our networks; and

•	dividends on our shares, including in the form of interest attributable to shareholders’ equity.

Unless our board of directors deems it inconsistent with our financial position, payment of dividends is mandatory under our by-laws and, consequently, may give rise to significant cash requirements in future periods.

Our principal sources of liquidity have traditionally consisted of the following:

•	cash flows from operating activities;

•	short-term and long-term loans;

•	sales of debt securities in domestic and international capital markets; and

•	since 2012, sales of non-core assets.

During the three-month period ended March 31, 2015, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. As of March 31, 2015, our consolidated cash and cash equivalents and short-term and long-term cash investments amounted to R$2,079 million, as compared to R$2,732 million as of December 31, 2014. As of March 31, 2015, we had working capital of R$7,241 million, as compared to R$6,730 million as of December 31, 2014. We believe that our working capital is sufficient for our requirements during the remainder of 2015.

Cash Flows

Cash Flows from Operating Activities

Our primary source of operating funds is cash flow generated from our operations. Net cash provided by operating activities was R$224 million during the three-months period ended March 31, 2015, including cash flow from discontinued operations of R$485 million, as compared to net cash used by operating activities of R$176 million during the corresponding period of 2014. In our effort to reduce the use of cash in our operating activities and return to generation of cash flow from these activities, we are in the process of implementing a transformation plan based on several initiatives that will allow us to reduce our current level of operating costs and cash flow used in operating activities. These initiatives are clustered around four main pillars – (1) operating expense reduction and capital expenditure optimization, (2) working capital improvement, (3) customer profitability improvement, and (4) human resources optimization. Among the initiatives in our transformation plan are the renegotiation of some of our primary contracts, the optimization of internal procedures related to network maintenance, our focus on high-value offers of our services, and the optimization of our organizational structure. We believe that based on the implementation of our transformation plan, the cash flows provided by our operating activities will be sufficient for our expected cash requirements related to operations. We generally finance our investments in property, plant and equipment through the use of bank loans, vendor financing, sales of securities in the capital markets and other forms of financing.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$1,272 million during the three-month period ended March 31, 2015, including cash used by discontinued operations of R$195 million.

During the three-month period ended March 31, 2015, investing activities of our continuing operations for which we used cash primarily consisted of (1) investments of R$970 million in purchases of property, plant and equipment and intangible assets, primarily related to the expansion of our data communications network, mobile 3G and 4G network and the implementation of projects to meet ANATEL’s regulatory requirements, and (2) net judicial deposits (consisting of deposits less redemptions) of R$313 million, primarily related to provisions for labor, tax and civil contingencies.

Cash Flows from Financing Activities

Financing activities provided net cash of R$457 million during the three-month period ended March 31, 2015, net of cash used by discontinued operations of R$492 million.

During the three-month period ended March 31, 2015, our principal sources of funds from financing activities were (1) net gains on our short term derivative portfolio as a result of the 20.8% depreciation of the real against the U.S. dollar during the three-month period ended March 31, 2015, and a derivative recouponing transaction, whose cash flow effects are identical to those of new funding, collectively resulting in cash proceeds of R$840 million, and (2) proceeds of disbursements in the aggregate principal amount of US$141 million under an export credit facility that Oi entered into with the Finnvera in October 2014, and US$43 million under an export credit facility that Oi entered into with the Office National DuDucroire/Nationale Delcrederedienst, the Belgian national export credit agency, or ONDD, in March 2013.

During the three-month period ended March 31, 2015, our continuing operations used cash to repay R$398 million principal amount of our outstanding loans and financings as it became due.

Indebtedness

Under CPC 31, as of March 31, 2015, we were required to classify all financial obligations of PT Portugal as liabilities associated with assets held for sale. As a result of the transfer of 100% of the share capital of PTIF from PT Portugal to Oi S.A. on May 27, 2015 in connection with our sale of PT Portugal, all financial obligations of PTIF will be reclassified as indebtedness of our company as of and for periods ending after that date.

As of March 31, 2015, our consolidated loans and financings were R$38,962 million, consisting of R$4,910 million of short-term loans and financings and R$34,052 million of long-term loans and financings. In addition, we had a total amount of R$4,325 million as derivatives receivables related to our foreign currency denominated loans and financing, as a result of which our consolidated debt was R$34,637 million.

On a consolidated basis, our real-denominated loans and financings as of March 31, 2015 were R$21,022 million, our U.S. dollar-denominated loans and financings were R$15,324 million, and our Euro-denominated loans and financings were R$2,616 million. As of March 31, 2015, our real-denominated loans and financings bore interest at an average rate of 12.69% per annum, our U.S. dollar-denominated loans and financings bore interest at an average rate of 5.06% per annum, and our Euro-denominated loans and financings bore interest at an average rate of 5.125% per annum. As of March 31, 2015, 58.0% of our loans and financings bore interest at floating rates, including the effect of swap operations.

Short-Term Loans and Financings

Our short-term loans and financings, consisting of the current portion of long-term loans and financings and debentures, totaled R$4,910 million as of March 31, 2015. Under our financing policy, we generally do not incur short-term indebtedness, as we believe that our cash flows from operations will generally be sufficient to service our current liabilities.

Long-Term Loans and Financings

Our principal sources of long-term loans and financings are:

•	fixed-rate notes issued in the international market;

•	debentures issued in the Brazilian market;

•	credit facilities with BNDES;

•	unsecured lines of credit obtained from Brazilian financial institutions;

•	credit facilities with international export credit agencies;

•	real estate securitization transactions; and

•	credit facilities with development banks (other than BNDES).

Some of our debt instruments require that Oi and /or certain of its subsidiaries comply with financial covenants, semi-annually or quarterly. Under each of these debt instruments, the creditor has the right to accelerate the debt if, at the end of any applicable period we are not in compliance with the defined financial covenants ratios. We were in compliance with all these financial covenants as of March 31, 2015, and we believe that we will be able to comply with these financial covenants, subject to the waivers and amendments described below, during the remainder of 2015. In addition, we believe that our compliance with these financial covenants will not adversely affect our ability to implement our financing plans.

In anticipation of the completion of the PT Portugal Disposition, we have executed waivers and amendments to each of our debt instruments that contains such financial maintenance covenants (other than our debt instruments with BNDES), pursuant to which the gross debt to EBITDA ratio that we are required to maintain was increased to 6.0 to 1.0 for each of the fiscal quarters of 2015. As a result of the expiration of these waivers and under the terms of these amendments, the gross debt to EBITDA ratio that we are required to maintain under each of these debt instruments will be reduced to their pre-existing levels for the fiscal quarter ending on March 31, 2016 and thereafter, the most restrictive of which will require that we maintain a gross debt to EBITDA ratio of less than 4.0 to 1.0. See note 17 to the interim financial information.

Our debt facilities with BNDES, which totaled R$5,731 million as of March 31, 2015, contain a number of financial covenants (including ratios with respect to shareholders equity to total assets and gross debt to EBITDA) that are measured on a semi-annual basis on June 30 and December 31. Noncompliance with two or more of these covenants in one semi-annual period will automatically trigger the right of BNDES to retain proceeds (in an amount equivalent to three times our next amortization payment under each debt facility with BNDES) from receivables otherwise payable to us in reserve accounts pledged for the benefit of BNDES until such time as the breach is cured.

We anticipate that on June 30, 2015 we will not be in compliance with the covenants in each of our debt facilities with BNDES that require us to maintain a shareholder’s equity to EBITDA ratio of at least 0.25 to 1 and a gross debt to EBITDA ratio of less than 4 to 1. As a result, BNDES will have the right to retain proceeds from receivables in reserve accounts pledged for the benefit of BNDES, as described above. Noncompliance with two or more of these covenants for two consecutive semi-annual periods will constitute a default under these agreements. We are seeking waivers from BNDES relating to compliance with these covenants as of June 30 and December 31, 2015. We cannot provide investors with any assurance that these waivers will be obtained. In the event that we are unable to obtain waivers of the anticipated breaches of these covenants in each of our debt instruments with BNDES, BNDES may permit us to prepay the outstanding debt under such agreements. Such prepayment would avoid triggering any cross-default or cross acceleration provisions contained in our other debt agreements.

In the event that we are unable to obtain these waivers or permission to prepay the debt or, if permitted, do not prepay this debt, and we continue to be in noncompliance with two or more covenants under the terms of the BNDES facilities for two consecutive semi-annual periods, BNDES would have the right, 45 days following our official disclosure of our financial results to the market, to either continue to retain proceeds from receivables otherwise payable to us in reserve accounts pledged for the benefit of BNDES or declare a default and accelerate this debt.

As of March 31, 2015, all of our debt instruments with BNDES were secured by pledges of certain of our accounts receivable.

The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments, including our debt instruments with BNDES, or under the instruments that govern the financial obligations of PT Portugal classified as liabilities associated with assets held for sale (including instruments that govern the financial obligations of PT Portugal which have been reclassified as indebtedness of our company as of and for periods ending after June 2, 2015) could trigger an event of default under other indebtedness or enable the creditors under other indebtedness or the instruments governing the financial obligations of PT Portugal classified as liabilities associated with assets held for sale (including instruments that govern the financial obligations of PT Portugal which have been reclassified as indebtedness of our company as of and for periods ending after June 2, 2015) to accelerate that indebtedness or those obligations. Were a substantial amount of our outstanding indebtedness to be accelerated, we may not have sufficient funds to repay such debt when due.

The following discussion briefly describes certain of our significant financing transactions.

Fixed-Rate Notes

We have issued five series of fixed-rate debt securities in the international market. All of these securities pay interest semi-annually and annually in arrears.

The following table sets forth our outstanding fixed-rate debt securities as of March 31, 2015, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal Amount		Final Maturity
	(in millions)
Oi 9.75% senior notes due 2016(1)	R$	1,100	September 2016
Oi 5.125% senior notes due 2017(2)		€750	December 2017
Oi 9.500% senior notes due 2019(2)	US$	142	April 2019
Oi 5.500% senior notes due 2020(2)	US$	1,787	October 2020
Oi Brasil Holdings Coöperatief U.A. 5.75% senior notes due 2022(3)	US$	1,500	February 2022

(1)	These notes are denominated in reais and payments of principal and interest under these notes are payable in U.S. dollars at prevailing exchange rates at the time of payment.
(2)	These notes are fully and unconditionally guaranteed by Telemar Norte Leste S.A.
(3)	These notes are obligations of Oi’s subsidiary Oi Brasil Holdings Coöperatief U.A. and are fully and unconditionally guaranteed by Oi S.A.

Debentures

We have issued several series of debentures in the Brazilian market. All of these securities pay interest annually or semi-annually in arrears. The table below sets forth our outstanding debentures as of March 31, 2015, the outstanding principal amount of these securities, the applicable interest rates, and their maturity dates.

Security	Outstanding Principal Amount		Interest Rate	Final Maturity
	(in millions of reais)
Oi debentures due 2017	R$	400	CDI plus 0.94%	March 2017
Oi debentures due 2017	R$	1,000	CDI plus 1.00%	August 2017
Oi debentures due 2018	R$	2,350	CDI plus 1.15%	December 2018(1)
Oi debentures due 2019	R$	1,500	CDI plus 0.75%	March 2019
Oi debentures due 2020	R$	1,600	IPCA plus 6.20%	March 2020(2)
Oi debentures due 2020	R$	246	IPCA plus 7.98%	April 2020
Telemar debentures due 2021	R$	31	IPCA plus 0.50%	July 2021

(1)	The outstanding principal amount of these debentures is payable in three equal annual installments commencing in December 2016.
(2)	The outstanding principal amount of these debentures is payable in two equal annual installments commencing in March 2019.

Credit Facilities with BNDES

As of March 31, 2015, the principal amount outstanding under our term loan facilities with BNDES was R$5,731 million. We have not entered into any material term loan facilities with BNDES since December 31, 2014. For a summary of the terms of our material outstanding term loan facilities with BNDES as of December 31, 2014, see “Item 5. Operating and Financial Review and Prospects—Indebtedness—Long-Term Indebtedness—Credit Facilities with BNDES” in the Oi Annual Report.

Unsecured Lines of Credit

As of March 31, 2015, the principal amount outstanding under our unsecured lines of credit was R$4,517 million. We have not entered into any material unsecured lines of credit since December 31, 2014. For a summary of the terms of our material outstanding unsecured lines of credit as of December 31, 2014, see “Item 5. Operating and Financial Review and Prospects—Indebtedness—Long-Term Indebtedness—Unsecured Lines of Credit” in the Oi Annual Report.

Credit Facilities with Export Credit Agencies

As of March 31, 2015, the principal amount outstanding under our export credit facility agreements was R$4,575 million. We have not entered into any material export credit facility agreements since December 31, 2014. For a summary of the terms of our material outstanding export credit facility agreements as of December 31, 2014, see “Item 5. Operating and Financial Review and Prospects—Indebtedness—Long-Term Indebtedness—Credit Facilities with Export Credit Agencies” in the Oi Annual Report.

Real Estate Securitization Transaction

As of March 31, 2015, the principal amount outstanding under our real estate securitization transaction was R$1,565 million. We have not entered into any material real estate securitization transactions since December 31, 2014. For a summary of the terms of our material outstanding real estate securitization transaction as of December 31, 2014, see “Item 5. Operating and Financial Review and Prospects—Indebtedness—Long-Term Indebtedness—Unsecured Lines of Credit” in the Oi Annual Report.

Credit Facilities with Development Banks

As of March 31, 2015, the principal amount outstanding under our credit facilities with development banks (other than BNDES) was R$181 million. We have not entered into any material credit facilities with development banks since December 31, 2014. For a summary of the terms of our material outstanding credit facilities with development banks as of December 31, 2014, see “Item 5. Operating and Financial Review and Prospects—Indebtedness—Long-Term Indebtedness—Credit Facilities with Development Banks” in the Oi Annual Report.

Financial Obligations Included in Liabilities Associated with Assets Held for Sale

Under CPC 31, as of March 31, 2015, we were required to classify all financial obligations of PT Portugal as liabilities associated with assets held for sale. As a result of the transfer of 100% of the share capital of PTIF and PT Participações from PT Portugal to Oi S.A. on May 27, 2015 in connection with our sale of PT Portugal, all financial obligations of PTIF and PT Participações and its subsidiaries will be reclassified as indebtedness of our company as of and for periods ending after that date.

As of March 31, 2015, financial obligations of PT Portugal classified as liabilities associated with assets held for sale was R$20,134 million, consisting of R$4,086 million of short-term financial obligations and R$16,048 million of long-term financial obligations.

As of March 31, 2015, all of the financial obligations of PT Portugal classified as liabilities associated with assets held for sale were denominated in Euros and bore interest at an average rate of 5.09% per annum. As of March 31, 2015, 1.3% of the financial obligations of PT Portugal classified as liabilities associated with assets held for sale bore interest at floating rates.

Short-Term Financial Obligations Included in Liabilities Associated with Assets Held for Sale

Our short-term financial obligations included in liabilities associated with assets held for sale was R$4,086 million as of March 31, 2015, including commercial paper facilities in the outstanding principal amount of €397 million (R$1,369 million). None of this commercial paper was transferred to our company in connection with the completion of the PT Portugal Disposition and, as a result, we no longer have any obligations under this commercial paper.

Long-Term Financial Obligations Included in Liabilities Associated with Assets Held for Sale

Some of the instruments governing the financial obligations of PT Portugal classified as liabilities associated with assets held for sale require that Oi and/or certain of its subsidiaries comply with financial covenants, semi-annually or quarterly. Under each of these financial instruments, the creditor has the right to accelerate the obligation if, at the end of any applicable period we are not in compliance with the defined financial covenants ratios. We were in compliance with these financial covenants as of March 31, 2015, and we believe that we will be able to comply with these financial covenants during the remainder of 2015.

The instruments governing a substantial portion of the financial obligations of PT Portugal classified as liabilities associated with assets held for sale require contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments could (1) trigger an event of default under our indebtedness or the instruments that govern the financial obligations of PT Portugal classified as liabilities associated with assets held for sale (including instruments that govern the financial obligations of PT Portugal which have been reclassified as indebtedness of our company as of and for periods ending after June 2, 2015), or (2) enable the creditors under our indebtedness or the instruments governing the financial obligations of PT Portugal classified as liabilities associated with assets held for sale (including instruments that govern the financial obligations of PT Portugal which have been reclassified as indebtedness of our company as of and for periods ending after June 2, 2015) to accelerate that indebtedness or those obligations.

In anticipation of the completion of the PT Portugal Disposition, we have negotiated waivers and amendments to each of the debt instruments that contains financial covenants that were included in the liabilities associated with assets held for sale and that have been reclassified as indebtedness of our company under which the gross debt to EBITDA ratio that we are required to maintain was increased to 6.0 to 1.0 through the earlier of December 31, 2015 or the date on which we reinvest the proceeds of the PT Portugal Disposition in an acquisition as part of the process of the consolidation of the Brazilian telecommunications industry.

The following discussion briefly describes certain of the significant financing transactions of PT Portugal classified as liabilities associated with assets held for sale.

Fixed-Rate Notes

In connection with Oi’s acquisition of PT Portugal on May 5, 2014, Oi guaranteed all of the notes outstanding under Portugal Telecom’s Euro Medium Term Note Programme, or the EMTN program. Most of these notes were issued by PTIF, a subsidiary of PT Portugal; one series of notes was issued by Portugal Telecom and on May 5, 2014, PT Portugal was substituted as the issuer for this series of notes. On June 2, 2015, in connection with the PT Portugal Disposition, PTIF was substituted as the issuer for this series of notes. All of these securities pay interest semi-annually or annually in arrears.

The following table sets forth the notes of PT Portugal and PTIF classified as liabilities associated with assets held for sale as of March 31, 2015, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal Amount	Final Maturity
	(in millions)
PTIF 5.625% Notes due 2016	€600	February 2016
PT Portugal 6.25% Notes due 2016(1)	€400	July 2016
PTIF 5.242% Notes due 2017	€250	November 2017
PTIF 4.375% Notes due 2017	€500	March 2017
PTIF 5.875% Notes due 2018	€750	April 2018
PTIF 5.00% Notes due 2019	€750	November 2019
PTIF 4.625% Notes due 2020 IF	€1,000	May 2020
PTIF 4.5% Notes due 2025 IF	€500	June 2025

(1)	On June 2, 2015, in connection with the PT Portugal Disposition, PTIF was substituted as the issuer for this series of notes.

EIB Amortizing Loans

From April 2008 to November 2011, Portugal Telecom, SGPS, S.A., or PT SGPS, entered into five loan agreements with EIB under which EIB agreed to disburse loans in the aggregate principal amount of up to €530 million. As a result of a corporate reorganization of the subsidiaries of PT SGPS on May 5, 2014, PT Portugal assumed PT SGPS’s obligations under these loan agreements. Loans under these loan agreements bear interest at an average rate of 2.76% per annum. As of March 31, 2015, the outstanding principal amount under these loan agreements was €466 million. None of these loan agreements were transferred to our company in connection with the completion of the PT Portugal Disposition and, as a result, we no longer have any obligations under these loan agreements.

Bank of China Credit Facility

In May 2011, PT SGPS, PT Comunicações, S.A. and PTIF, as borrowers, entered into an export credit facility with the Bank of China Limited, London Branch, or the Bank of China, under which the Bank of China agreed to disburse loans in the aggregate principal amount of €80 million. As a result of a corporate reorganization of the subsidiaries of PT SGPS on May 5, 2014, PT Portugal assumed the obligations of PT SGPS and PT Comunicações, S.A. under this credit facility. The proceeds of this credit facility have been and will be used to fund equipment purchases and related service purchases pursuant to supply agreements with Huawei Technologies Co. Ltd. Loans under this credit facility bear interest at an average rate of EURIBOR plus 1.65% plus mandatory costs per annum, as defined therein. Interest on each of these loans is payable monthly, quarterly or semi-annually, as selected by the borrower, in arrears through maturity in May 2023. The outstanding principal amount of these loans is payable in 20 equal semi-annual installment commencing in November 2013. In connection with our acquisition of PT Portugal, in May 2014 we guaranteed all obligations under this loan agreement. As of March 31, 2015, the outstanding principal amount under this credit facility was €62 million, all of which amount was an obligation of PTIF.

Off-Balance Sheet Arrangements

We do not currently have any transactions involving off-balance sheet arrangements.